Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
(Commission File No.: 001-31320)
Subject Company: LifePoint Hospitals, Inc.
(Commission File No.: 000-29818)

This filing relates to a planned acquisition of Province Healthcare Company (“Province Healthcare”) and LifePoint Hospitals, Inc. (“LifePoint Hospitals”) pursuant to the terms of an Agreement and Plan of Merger, dated as of August 15, 2004 (the “Merger Agreement”), by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K to be filed by LifePoint Hospitals.

On August 16, 2004, LifePoint Hospitals and Province Healthcare jointly issued the following press release:

Contact:	For LifePoint Hospitals, Inc.:	For Province Healthcare Company:
	Michael J. Culotta	Christopher T. Hannon
	Chief Financial Officer	Chief Financial Officer
	(615) 372-8512	(615) 376-7266

LIFEPOINT HOSPITALS, INC. ANNOUNCES AGREEMENT TO ACQUIRE
PROVINCE HEALTHCARE COMPANY FOR $1.7 BILLION

Brentwood, Tennessee (August 16, 2004) – LifePoint Hospitals, Inc. (“LifePoint Hospitals”) (NASDAQ: LPNT) and Province Healthcare Company (“Province Healthcare”) (NYSE: PRV) jointly announced today that they have signed a definitive agreement for LifePoint Hospitals to acquire Province Healthcare for approximately $1.7 billion in cash, stock and the assumption of debt. The transaction will create a leading hospital company focused on providing healthcare services in non-urban communities, with 50 hospitals, approximately 5,285 beds and combined revenues of approximately $1.7 billion in 2003. Of the combined 50 hospitals, 47 will be in markets where LifePoint Hospitals will be the sole community hospital provider. The transaction is expected to close in the first half of 2005.

     Under the terms of the agreement, the businesses of LifePoint Hospitals and Province Healthcare will be combined under a newly formed company. Each Province Healthcare stockholder will receive a per share consideration comprised of $11.375 in cash and a number of shares of common stock of the new company equal to an exchange ratio of between 0.3447 and 0.2917, which shares will have a value of $11.375 to the extent that LifePoint Hospitals average share price (defined below) is between $33.00 and $39.00. The exchange ratio will be 0.3447 if the volume weighted average daily share price of a share of LifePoint Hospitals common stock for the 20 consecutive trading day period ending at the close of business on the third trading day prior to the closing (the “LifePoint Hospitals average share price”) is $33.00 or less, or 0.2917 if the LifePoint Hospitals average share price is $39.00 or more. If the LifePoint Hospitals average share price is between $33.00 and $39.00, then the exchange ratio will be equal to $11.375 divided by the LifePoint Hospitals average share price. Based on the closing price of a share of LifePoint Hospitals common stock on August 13, 2004 of $32.74, the last trading day prior to the announcement of the acquisition, each Province Healthcare stockholder would have received a total per share consideration valued at $22.66.

     The per share consideration represents a 66% premium for Province Healthcare shares based on the closing price of a share of Province Healthcare common stock on August 13, 2004 of $13.61, the last trading day prior to the announcement of the acquisition, and a 47.0% premium for Province Healthcare shares based on the 30-day average closing price of Province Healthcare stock. Based on the closing price and the number and value of outstanding shares of LifePoint Hospitals common stock on August 13, 2004, LifePoint Hospitals will pay approximately $565.4 million in cash and issue approximately 17.1 million shares of its common stock to Province Healthcare stockholders, who will own approximately 30% of the combined company’s equity. Each LifePoint Hospitals stockholder will receive one share of stock in the combined company for each share of LifePoint Hospitals common stock. The agreement provides for alternative structures. While it is anticipated that shares received by Province Healthcare stockholders will be received in a tax-free exchange, the parties have agreed to a taxable alternative structure at the same price if necessary to complete the acquisition.

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LPNT to Acquire PRV

August 16, 2004

     The Boards of Directors of LifePoint Hospitals and Province Healthcare have unanimously approved the proposed transaction. Completion of the transaction is subject to approvals of each company’s stockholders, required regulatory approvals, receipt of necessary financing and certain other conditions. LifePoint Hospitals has received a commitment from Citigroup Global Markets to finance the cash consideration for the acquisition, to refinance Province Healthcare’s existing debt and to provide for the ongoing working capital and general corporate needs of LifePoint Hospitals. The commitment provides for up to $1.325 billion in term loans and up to $400 million in revolving loans, which are expected to be undrawn at the closing of the transaction, on customary terms and conditions.

     “This combination represents an ideal strategic fit for LifePoint Hospitals. After the acquisition, LifePoint Hospitals will be well positioned to continue to provide the essential services to its communities. In addition, this acquisition will expand our geographic reach and create a leading company in the industry with 50 hospitals in 19 states. This transaction will nearly double our revenue base and enhance our cash flow and profitability,” said Kenneth C. Donahey, LifePoint Hospitals’ chairman, president and chief executive officer.

     “Furthermore, we will achieve geographic diversification of revenues and assets with the acquisition of Province Healthcare, with reduced reliance on certain key states such as Kentucky and Tennessee. We believe that strong upside exists within the base of acquired Province Healthcare assets. Moreover, our two companies share similar background and vision. We anticipate that these shared values will form the basis for our success in the future,” added Donahey.

     “We believe that this merger provides an attractive opportunity to realize the value of our community-based assets and gives our stockholders exposure to an expanded company with scale and presence. LifePoint Hospitals has consistently demonstrated its ability to successfully manage its base of non-urban assets. This merger is a great fit for our employees and stockholders. Our corporate cultures and attitudes toward value creation and community enrichment are highly complementary,” added Martin S. Rash, chairman and chief executive officer of Province Healthcare.

     “Historically, both LifePoint Hospitals and Province Healthcare managements have expanded the types of services offered and have achieved success in improving patient outcomes through investments in their hospitals and communities. We expect to continue to invest aggressively in hospital operations with capital expenditures necessary for facility and service expansion, technology, physician recruitment and healthcare quality initiatives,” said William M. Gracey, chief operating officer of LifePoint Hospitals.

     Through a combination of cost savings, including the merging of corporate offices; reductions in legal, accounting and finance costs, as well as costs of compliance with certain regulatory authorities; and potential supply expense reductions, LifePoint Hospitals expects annual synergies from this transaction to be $15 million to $18 million. LifePoint Hospitals expects to realize these synergies over the next 18 months. Giving effect to these synergies, LifePoint Hospitals expects this transaction to be non-dilutive and immediately accretive to earnings per share, increasing to approximately 3.5% for the full year 2005. In addition to the synergies discussed above, LifePoint Hospitals believes that, through margin improvement of Province Healthcare’s existing facilities; the openings of new hospitals in Fort Mohave, Arizona, and Hardeeville, South Carolina; and the recent Las Cruces, New Mexico acquisition, this transaction will allow LifePoint Hospitals to accelerate earnings per share growth and deliver value to its stockholders.

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LPNT to Acquire PRV

August 16, 2004

Information

     In connection with the proposed transaction, LifePoint Hospitals and Province Healthcare intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus, registration statement and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus, registration statement and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

     LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Advisors

     Citigroup Global Markets Inc. acted as financial advisor to LifePoint Hospitals with respect to the transaction and issued a fairness opinion to its Board of Directors. Dewey Ballantine LLP acted as LifePoint Hospitals’ legal advisor. Merrill Lynch served as financial advisor to Province Healthcare with respect to the transaction and issued a fairness opinion to its Board of Directors. Alston & Bird LLP acted as Province Healthcare’s legal advisor.

Conference Call

     LifePoint Hospitals and Province Healthcare will host a live conference call to discuss the merger transaction on Monday, August 16, 2004, beginning at 10:30 a.m. Eastern time. A listen-only simulcast, as well as a 30-day replay, of the call will be available on line at www.lifepointhospitals.com or www.fulldisclosure.com.

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LPNT to Acquire PRV

August 16, 2004

     LifePoint Hospitals, Inc. operates 30 hospitals in non-urban communities. In most cases, the LifePoint Hospitals facility is the only hospital in its community. LifePoint Hospitals’ non-urban operating strategy offers continued operational improvement by focusing on its five core values: delivering high quality patient care, supporting physicians, creating excellent workplaces for its employees, providing community value and ensuring fiscal responsibility. Headquartered in Brentwood, Tennessee, LifePoint Hospitals is affiliated with over 9,800 employees.

     Province Healthcare Company, a provider of healthcare services in attractive non-urban markets in the United States, owns or leases 20 general acute care hospitals in 12 states with a total of 2,486 licensed beds.

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FORWARD-LOOKING STATEMENTS

     This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such forward-looking statements, particularly those statement regarding the effects of the merger, reflect LifePoint Hospitals, Inc.’s (“LifePoint Hospitals”) and Province Healthcare Company’s (“Province Healthcare”) current expectations and beliefs, are not guarantees of performance of LifePoint Hospitals or the newly formed combined entity and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that (1) the companies may be unable to obtain the required stockholder or regulatory approvals; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the combined company may be subject to future regulatory or legislative actions. For a further discussion of these and other risks, uncertainties, assumptions and other factors, see LifePoint Hospitals’ and Province Healthcare’s filings with the Securities and Exchange Commission. LifePoint Hospitals and Province Healthcare undertake no duty to update forward-looking statements.

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